Prospectus

May 1, 2011	T. Rowe Price
Mid-Cap Growth Portfolio—II

A stock fund seeking long-term capital appreciation by investing in medium-sized growth companies.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

1	Summary

Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the Federal Deposit Insurance Corporation, Federal Reserve, or any other government agency, and are subject to investment risks, including possible loss of the principal amount invested.

Mid-Cap Growth Portfolio – II 1
2	T. Rowe Price Account Information
Pricing Shares and Receiving Sale Proceeds 4 Rights Reserved by the Funds 6 Dividends and Other Distributions 6 Distribution, Shareholder Servicing, and Recordingkeeping Fees 6
3	More About the Fund
Organization and Management 7 More Information About the Fund and Its Investment Risks 8 Investment Policies and Practices 9 Disclosure of Fund Portfolio Information 13 Financial Highlights 13

SUMMARY

Investment Objective

The fund seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. There may be additional expenses that apply as described in your insurance contract prospectus.

Fees and Expenses of the Fund’s II Class

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.85%

Distribution and service (12b-1) fees	0.25%

Other expenses	0.00%

Total annual fund operating expenses	1.10%

Example   This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$112	$350	$606	$1,340

Portfolio Turnover   The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance. During the most recent fiscal year, the fund’s portfolio turnover rate was 29.5% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies   The fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company. The fund defines mid-cap companies as those whose market capitalization (number of shares outstanding multiplied by share price) falls within the range of either the S&P MidCap 400 Index or the Russell Midcap Growth Index. As of December 31, 2010, the market capitalization ranges for the S&P MidCap 400 Index and the Russell Midcap Growth Index were approximately $ 460 million to $ 9.2 billion, and $ 752 million to $ 21.8 billion, respectively. The market capitalization of the companies in the fund’s portfolio and the S&P and Russell indices changes over time; the fund will not automatically sell or cease to purchase stock of a company it holds just because the company’s market capitalization grows or falls outside these ranges.

As “growth” investors, T.  Rowe Price believes that when a company’s earnings grow faster than both inflation and the overall economy, the market will eventually reward it with a higher stock price.

In selecting investments, we generally favor companies with one or more of the following:

•     proven products or services;

•     a record of above-average earnings growth;

•     demonstrated potential to sustain earnings growth;

•     connection to an industry experiencing increasing demand; or

•     stock prices that appear to undervalue their growth prospects.

In pursuing its investment objective, the fund has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the fund’s management believes will provide an opportunity for substantial appreciation. These situations might arise when the fund’s management believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While most assets will typically be invested in U.S. common stocks, the fund may invest in foreign stocks in keeping with the fund’s objectives.

The fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Principal Risks   As with any mutual fund, there is no guarantee that the fund will achieve its objective. The fund’s share price fluctuates, which means you could lose money by investing in the fund. The principal risks of investing in this fund are summarized as follows:

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Active management risk   The fund is subject to the risk that the investment adviser’s judgments about the attractiveness, value, or potential appreciation of the fund’s investments may prove to be incorrect. If the securities selected and strategies employed by the fund fail to produce the intended results, the fund could underperform other funds with similar objectives and investment strategies.

Risks of stock investing   Stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The value of a stock in which the fund invests may decline due to general weakness in the stock market or because of factors that affect a company or a particular industry.

Market capitalization risk   Investing primarily in issuers within the same market capitalization category carries the risk that the category may be out of favor due to current market conditions or investor sentiment. Because the fund invests primarily in securities issued by mid-cap companies, it is likely to be more volatile than a fund that focuses on securities issued by large companies. Medium-sized companies typically have less seasoned management, narrower product lines, and less capital reserves and liquidity than larger companies, and are therefore more sensitive to economic, market, and industry changes.

Investment style risk   Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment. The fund’s growth approach to investing could cause it to underperform other stock funds that employ a different investment style. Growth stocks tend to be more volatile than value stocks and their prices usually fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market.

Foreign investing risk   This is the risk that the fund’s investments in foreign securities may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

Performance   The bar chart showing calendar year returns and the average annual total returns table indicate risk by illustrating how much returns can differ from one year to the next and how fund performance compares with that of a comparable market index. The fund’s past performance is not necessarily an indication of future performance.

The fund can also experience short-term performance swings, as shown by the best and worst calendar quarter returns during the years depicted.

Average Annual Total Returns			Y
	Periods ended
	December 31, 2010
			Since inception
	1 Year	5 Years	(4/30/02)
Mid-Cap Growth Portfolio-II	27.78%	6.83%	8.85%
S&P MidCap 400 Index	26.64	5.73	7.62
Russell Midcap Growth Index	26.38	4.88	7.21
Lipper Variable Annuity Underlying Mid-Cap Growth Funds Average	26.93	5.21	6.42

Updated performance information is available through troweprice.com or may be obtained by calling
 1-800- 469-6587.

Summary	3

Management

Investment Adviser   T. Rowe Price Associates, Inc. (T. Rowe Price)

Portfolio Manager	Title	Managed Fund Since	Joined Investment Adviser
Brian W.H. Berghuis	Chairman of Investment Advisory Committee	1996	1985

Purchase and Sale of Fund Shares

The fund is currently closed to new contracts holders and new insurance company relationships, subject to certain exceptions.

The fund does not require a minimum amount for initial or subsequent purchases, although your insurance company may impose investment minimums.

You may purchase, redeem, or exchange shares of the fund on any day the New York Stock Exchange is open for business. You must purchase, redeem, and exchange shares through your insurance company.

Tax Information

Any dividends or capital gains are declared and paid annually, usually in December. Fund distributions may be taxed as ordinary income or capital gains, unless you invest through an individual retirement account, 401(k) plan, or other tax-deferred account.

Payments to Insurance Companies, Broker-Dealers, and Other Financial Intermediaries

The fund is generally available only through variable annuity or variable life insurance contracts. The fund and/or its related companies may pay the insurance company or intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary , or may be a factor considered by the insurance company, when recommending a variable insurance product or the fund over another investment or including the fund as an underlying investment option in a variable contract. Ask your insurance company or financial intermediary, or visit your insurance company’s or financial intermediary’s website, for more information.

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T. Rowe Price Account Information	2

As an investor in the II class of a T. Rowe Price fund through your variable annuity or variable life insurance contract, you will want to know about the following policies and procedures that apply to the II class and the funds. For instructions on how to purchase and redeem shares, read the insurance contract prospectus.

 Pricing Shares and Receiving Sale Proceeds

Shares of the fund are designed to be offered to insurance company separate accounts established for the purpose of funding variable annuity and life insurance contracts. Variable annuity and variable life contract holders or participants are not the shareholders of the fund. Rather, the separate account of the insurance company is the shareholder. The variable annuity and variable life contracts are described in separate prospectuses issued by the insurance companies. The fund assumes no responsibility for such prospectuses, or variable annuity or variable life contracts.

Shares of the fund are sold and redeemed without the imposition of any sales commission or redemption charge but are subject to a 12b-1 fee of 0.25%. In addition, certain other charges may apply to annuity or life contracts. Those charges are disclosed in the insurance contract prospectus.

Your ability to exchange from this fund to any other T. Rowe Price fund that serves as an investment option under your insurance contract is governed by the terms of that contract and the insurance contract prospectus, as well as the fund’s excessive trading policy described in this section.

How and When Shares Are Priced

The share price (also called “net asset value” ) for each class of shares is calculated at the close of the New York Stock Exchange, normally 4 p.m. ET, each day that the exchange is open for business. To calculate the net asset value, the fund’s assets are valued and totaled, liabilities are subtracted, and each class’s proportionate share of the balance, called net assets, is divided by the number of shares outstanding of that class. Market values are used to price stocks and bonds. Market values represent the prices at which securities actually trade or evaluations based on the judgment of the fund’s pricing services. If a market value for a security is not available, the fund will make a good faith effort to assign a fair value to the security by taking into account factors that have been approved by the fund’s Board of Directors. This value may differ from the value the fund receives upon sale of the securities. Amortized cost is used to price securities held by money funds and certain other debt securities held by a fund. Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

Non-U.S. equity securities are valued on the basis of their most recent closing market prices at 4 p.m. ET except under the circumstances described below. Most foreign markets close before 4 p.m. ET. For securities primarily traded in the Far East, for example, the most recent closing prices may be as much as 15 hours old at 4 p.m. ET. If a fund determines that developments between the close of a foreign market and 4 p.m. ET will, in its judgment, materially affect the value of some or all of the fund’s securities, the fund will adjust the previous closing prices to reflect what it believes to be the fair value of the securities as of 4 p.m. ET. In deciding whether to make these adjustments, the fund reviews a variety of factors, including developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. The fund may also fair value securities in other situations, for example, when a particular foreign market is closed but the fund is open. The fund uses outside pricing services to provide it with closing market prices and information used for adjusting those prices. The fund cannot predict how often it will use closing prices and how often it will adjust those prices. As a means of evaluating its fair value process, the fund routinely compares closing market prices, the next day’s opening prices in the same markets, and adjusted prices. Other mutual funds may adjust the prices of their securities by different amounts.

How Your Purchase, Sale, or Exchange Price Is Determined

Purchases

The insurance companies purchase shares of the fund for their separate accounts, using premiums allocated by the contract holders or participants. Shares are purchased at the net asset value next determined after the insurance company receives the premium payment in acceptable form. Initial and subsequent payments allocated to the fund are subject to the limits stated in the insurance contract prospectus issued by the insurance company.

When authorized by the fund, certain financial institutions or retirement plans purchasing fund shares on behalf of customers or plan participants through Financial Institution Services or Retirement Plan Services may place a purchase order unaccompanied by payment. Payment for these shares must be received by the time designated by the fund (not to exceed the period established for settlement under applicable regulations). If payment is not received by this time, the order may be canceled. The financial institution or retirement plan is responsible for any costs or losses incurred by the fund or T. Rowe Price if payment is delayed or not received.

T. Rowe Price Account Information	5

Redemptions

The insurance companies redeem shares of the fund to make benefit or surrender payments under the terms of its contracts. Redemptions are processed on any day on which the New York Stock Exchange is open and are priced at the fund’s net asset value next determined after the insurance company receives a surrender request in acceptable form.

Note: The time at which transactions and shares are priced and the time until which orders are accepted may be changed in case of an emergency or if the New York Stock Exchange closes at a time other than 4 p.m. ET. There may be times when you are unable to contact us by telephone or access your account online due to extreme market activity, the unavailability of the T. Rowe Price website, or other circumstances. Should this occur, your order must still be placed and accepted prior to the time the New York Stock Exchange closes to be priced at that business day’s net asset value.

How You Can Receive the Proceeds From a Sale

Payment for redeemed shares will be made promptly, but in no event later than seven calendar days after receipt of your redemption order. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Investment Company Act of 1940 . The amount received upon redemption of the shares of the fund may be more or less than the amount paid for the shares, depending on the fluctuations in the market value of the assets owned by the fund.

Excessive and Short-Term Trading

T. Rowe Price may bar excessive and short-term traders from purchasing shares.

Excessive or short-term trading in fund shares may disrupt management of a fund and raise its costs. Short-term traders in funds investing in foreign securities may seek to take advantage of an anticipated difference between the price of the fund’s shares and price movements in overseas markets (see Pricing Shares and Receiving Sale Proceeds — How and When Shares Are Priced). While there is no assurance that T. Rowe Price can prevent all excessive and short-term trading, the Boards of Directors of the T. Rowe Price funds have adopted the following policies to deter such activity. Persons trading directly with T. Rowe Price or indirectly through intermediaries in violation of these policies or persons believed to be short-term traders may be barred for a minimum of 90 calendar days or permanently from further purchases of T. Rowe Price funds. Purchase transactions placed by such persons are subject to rejection without notice.

 These policies apply to contract holders notwithstanding any provisions in your insurance contract.

•     All persons purchasing shares held directly with a T. Rowe Price fund who make more than one purchase followed by one sale or one sale followed by one purchase involving the same fund within any 90-day calendar period will violate the policy.

•     All persons purchasing fund shares held through an insurance company who hold the shares for less than 90 calendar days will violate the policy.

A fund may, in its discretion, reject any purchase or exchange from a person whose trading activity could dilute the value of the fund’s shares, including trading by persons acting collectively (e.g., following the advice of a newsletter). Such persons may be barred from further purchases of T. Rowe Price funds either permanently or for a minimum of 90 days.

Omnibus Accounts

Intermediaries often establish omnibus accounts in the T. Rowe Price funds for their customers. In such situations, T. Rowe Price cannot always monitor trading activity by underlying contract holders. However, T. Rowe Price reviews trading activity at the omnibus account level and looks for activity that indicates potential excessive or short-term trading. If it detects suspicious trading activity, T. Rowe Price contacts the intermediary to determine whether the excessive trading policy has been violated and may request and receive personal identifying information and transaction histories for some or all contract holders to make this determination. If T. Rowe Price believes that its excessive trading policy has been violated, it will instruct the intermediary to take action with respect to the underlying contract holder in accordance with the policy.

Exceptions to Policy

Systematic purchases and redemptions are exempt from these policies. Redemptions to fund the periodic deduction of contract charges and fees and to pay death benefits are also exempt. Transactions in certain rebalancing and asset allocation programs may be exempt from the excessive trading policy subject to prior written approval by designated persons at T. Rowe Price.

 In addition, transactions by certain T.  Rowe Price funds in other T. Rowe Price funds, as well as certain transactions by approved accounts managed by T. Rowe Price, may also be exempt.

T. Rowe Price generally seeks to enforce its excessive trading policies against individual contract holders when violations of its policies are discovered. The terms of your insurance contract may also restrict your ability to trade between the investment options available under your contract. T. Rowe Price may modify the 90-day policy set forth above and apply your insurance company’s excessive trading policy (for example, in situations where an insurance contract or insurance company has restrictions on trading that differ from a T. Rowe Price fund’s policy). These modifications would be authorized only if the fund believes that the modified policy would provide protection to the fund that is reasonably equivalent to the fund’s regular policy.

 If you are trading your fund shares through an intermediary, you should consult with the intermediary to determine the excessive trading policy that applies to your trades in the fund.

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There may be limitations on the ability of insurance companies to impose restrictions on the trading practices of certain contract holders. As a result, T. Rowe Price’s ability to discourage excessive trading practices in this fund may be limited.

There is no guarantee that T. Rowe Price will be able to detect or prevent excessive or short-term trading.

  Rights Reserved by the Funds

T. Rowe Price funds and their agents, in their sole discretion, reserve the following rights: (1) to waive or lower investment minimums; (2) to accept initial purchases by telephone; (3) to refuse any purchase or exchange order; (4) to cancel or rescind any purchase or exchange order placed through an intermediary, no later than the business day after the order is received by the intermediary (including, but not limited to, orders deemed to result in excessive trading, market timing, or 5% ownership); (5) to cease offering fund shares at any time to all or certain groups of investors; (6) to freeze any account and suspend account services when notice has been received of a dispute regarding the ownership of the account or a legal claim against an account, or there is reason to believe a fraudulent transaction may occur; (7) to otherwise modify the conditions of purchase and modify or terminate any services at any time; (8) to waive any wire fees charged to a group of shareholders; (9) to act on instructions reasonably believed to be genuine; (10) to involuntarily redeem your account at the net asset value calculated the day the account is redeemed, in cases of threatening conduct, suspected fraudulent or illegal activity, or if the fund or its agent is unable, through its procedures, to verify the identity of the person(s) or entity opening an account; and (11)  for the money funds, to suspend redemptions and postpone the payment of proceeds to facilitate an orderly liquidation of the fund.

In an effort to protect T. Rowe Price funds from the possible adverse effects of a substantial redemption in a large account, as a matter of general policy, no contract holder or participant or group of contract holders or participants controlled by the same person or group of persons will knowingly be permitted to purchase in excess of 5% of the outstanding shares of the fund, except upon approval of the fund’s management.

 Dividends and Other Distributions

For a discussion of the tax status of your variable annuity contract, please refer to the insurance contract prospectus.

Dividends and Other Distributions

The policy of the fund is to distribute, to the extent possible, all net investment income and realized capital gains to its shareholders, which are the separate accounts established by the various insurance companies in connection with their issuance of variable annuity and variable life contracts. Dividends from net investment income are declared daily and paid monthly for the Limited-Term Bond Portfolio; declared and paid quarterly for the Equity Income Portfolio; and declared and paid annually for all other II class portfolios. All fund distributions made to a separate account will be reinvested automatically in additional fund shares, unless a shareholder (separate account) elects to receive distributions in cash. Under current law, dividends and distributions made by the fund to separate accounts generally are not taxable to the separate accounts, the insurance company, or the contract holder, provided that the separate account meets the diversification requirements of Section 817(h) of the Internal Revenue Code of 1986, as amended (Code), and other tax-related requirements are satisfied. The fund intends to diversify its investments in the manner required under Code Section 817(h).

 Distribution, Shareholder Servicing, and Recordkeeping Fees

The II class has adopted a 12b-1 plan under which it pays a fee at the rate of up to 0.25% of its average daily net assets per year to various insurance companies, their agents, and contract distributors for distribution and servicing of its shares. These payments may be more or less than the costs incurred by the insurance companies, their agents, and contract distributors. Because the fees are paid from the II class net assets on an ongoing basis, they will increase the cost of your investment and, over time, could result in your paying more than with other types of sales charges.

More About the Fund	7

More About the Fund	3

Organization and Management

How is the fund organized?

T. Rowe Price Equity Series, Inc. (the “corporation”) was incorporated in Maryland in 1994. Currently, the corporation consists of seven series, each representing a separate pool of assets with different objectives and investment policies. In 2002, the Mid-Cap Growth Portfolio issued a separate class of shares known as the II Class.

The Mid-Cap Growth Portfolio (of which the II class is a separate class) is managed in a manner similar to the T. Rowe Price Mid-Cap Growth Fund, a fund with the same objective and investment program as the portfolio but offered to the general public and not to insurance company separate accounts. However, investors should be aware that the Mid-Cap Growth Portfolio is not the same as the T.  Rowe Price Mid-Cap Growth Fund and will not have the same performance. Investments made by the Mid-Cap Growth Portfolio at any given time may not be the same as those made by the T. Rowe Price Mid-Cap Growth Fund. Different performance will result due to factors such as differences in the cash flows into and out of the funds, different fees and expenses, and differences in net assets and size of holdings.

Shareholders benefit from T. Rowe Price’s 74 years of investment management experience.

What is meant by “shares”?

Contract holders and participants indirectly (through the insurance company separate account) purchase shares when they put money in a fund offered as an investment option in their insurance contracts. These shares are part of a fund’s authorized capital stock, but share certificates are not issued.

Each share and fractional share entitles the shareholder (the insurance company separate account) to cast one vote per share on certain fund matters, including the election of fund directors , changes in fundamental policies, or approval of changes in the fund’s management contract. Shareholders of each class have exclusive voting rights on matters affecting only that class.

The shares of the fund have equal voting rights. The various insurance companies own the outstanding shares of the fund in their separate accounts. These separate accounts are registered under the Investment Company Act of 1940 or are exempted from registration thereunder. Under current law, the insurance companies must vote the shares held in registered separate accounts in accordance with voting instructions received from variable contract holders or participants having the right to give such instructions.

Do T. Rowe Price funds have annual shareholder meetings?

The funds are not required to hold annual meetings and, to avoid unnecessary costs to fund shareholders, do not do so except when certain matters, such as a change in fundamental policies, must be decided. In addition, shareholders representing at least 10% of all eligible votes may call a special meeting for the purpose of voting on the removal of any fund director. If a meeting is held and you cannot attend, you can vote by proxy. Before the meeting, the insurance company will send or make available to you the fund’s proxy materials that explain the issues to be decided and include instructions on voting.

Who runs the fund?

General Oversight

The fund is governed by a Board of Directors that meets regularly to review fund investments, performance, expenses, and other business affairs. The Board elects the fund’s officers. At least 75% of Board members are independent of T. Rowe Price.

All decisions regarding the purchase and sale of fund investments are made by T. Rowe Price —specifically by the fund’s portfolio manager.

Investment Adviser

T. Rowe Price is the fund’s investment adviser and oversees the selection of the fund’s investments and management of the fund’s portfolio. T. Rowe Price is a SEC-registered investment adviser that provides investment management services to individual and institutional investors, and sponsors and serves as adviser and sub -adviser to registered investment companies, institutional separate accounts, and common trust funds. The address for T.  Rowe Price is 100 East Pratt Street, Baltimore, Maryland 21202. As of December 31, 2010, T.  Rowe Price and its affiliates (the “Firm”) managed approximately $482 billion for more than 11 million individual and institutional investor accounts.

Portfolio Management

T. Rowe Price has established an Investment Advisory Committee with respect to the fund. The committee chairman has day-to-day responsibility for managing the fund’s portfolio and works with the committee in developing and executing the fund’s investment program. The members of the committee are as follows: Brian W.H. Berghuis, Chairman, Kennard W. Allen, P. Robert Bartolo, Shawn T. Driscoll, Donald J. Easley, Henry M. Ellenbogen, Kris H. Jenner, Daniel Martino, Joseph M. Milano, Clark R. Shields, Taymour R. Tamaddon, and John F. Wakeman. The following information describes the chairman’s experience during the past five years and provides the year that the chairman first joined the Firm. Mr. Berghuis has been chairman of the committee since the fund’s inception in 1996. He joined the Firm in 1985 and his investment experience dates from 1983. He has served as a portfolio manager with the Firm throughout the past five years. The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of fund shares.

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The Management Fee

The fund pays T. Rowe Price an annual fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring or extraordinary items. The fee is based on fund average daily net assets and is calculated and accrued daily. The fee for the fund for the most recent fiscal year was 0.85%.

In addition, from time to time, T. Rowe Price may make payments from its own resources to eligible insurance companies for recordkeeping and administrative services they provide to the fund for contract holders. These payments range from 0.15% to 0.25% of the average annual total assets invested by the separate accounts of the insurance company in the fund. T. Rowe Price may also reimburse insurance companies, broker-dealers, and other distributors for certain bona fide selling expenses associated with distribution of the insurance contracts in which the fund serves as an investment option. All payments described by this paragraph are paid by T.  Rowe Price and not by the fund. As a result, the total expense ratio of the fund will not be affected by any such payments.

A discussion about the factors considered by the Board and its conclusions in approving the fund’s investment management contract with T.  Rowe Price appears in the fund’s semiannual report to contract holders for the period ended June 30.

Variable Annuity Contracts and Variable Life Insurance Charges

Variable annuity and variable life fees and charges imposed on contract holders and participants by the insurance companies are in addition to those described previously and are described in the variable annuity and variable life contract prospectuses.

Variable Annuity Contracts and Variable Life Insurance Conflicts

The fund may serve as an investment medium for both variable annuity contracts and variable life insurance policies. Shares of the fund may be offered to separate accounts established by any number of insurance companies. The fund currently does not foresee any disadvantages to variable annuity contract owners due to the fact that the fund may serve as an investment medium for both variable life insurance policies and annuity contracts; however, due to differences in tax treatment or other considerations, it is theoretically possible that the interests of owners of annuity contracts and insurance policies for which the fund serves as an investment medium might at some time be in conflict. The fund’s Board of Directors is required to monitor events to identify any material conflicts between variable annuity contract owners and variable life policy owners, and will determine what action, if any, should be taken in the event of such a conflict. If such a conflict were to occur, an insurance company participating in the fund might be required to redeem the investment of one or more of its separate accounts from the fund. This might force the fund to sell securities at disadvantageous prices.

 MORE INFORMATION ABOUT THE FUND AND ITS INVESTMENT RISKS

The fund is now closed to new contract holders of participating insurance companies and is not accepting investments from new insurance company relationships, including new separate accounts and new insurance products of participating insurance companies that are not currently using the fund as an investment option.

Generally, existing contract holders through participating insurance companies will be able to purchase shares where the fund is an investment option under your variable annuity or variable life insurance contract. However, you should check with your insurance company to confirm your eligibility.

The closing does not restrict contract holders from selling shares of the fund.

The fund reserves the right, when in the judgment of T. Rowe Price it is not adverse to the portfolio’s interest, to permit certain types of contract holders to open new accounts/contracts in the portfolio, to impose further restrictions, or to close the portfolio to any additional investments or to new contract holders at an earlier date, all without notice.

Consider your investment goals, your time horizon for achieving them, and your tolerance for risk. If you can accept the greater risk of investing in mid-cap growth companies in an effort to achieve capital appreciation, the fund could be an appropriate part of your overall investment strategy. This fund should not represent your complete investment program or be used for short-term trading purposes.

Equity investors should have a long-term investment horizon and be willing to wait out bear markets.

Mid-cap companies may offer greater potential for capital appreciation than large companies because of their higher growth rates. Since mid-cap stocks are usually less actively followed by securities analysts, they could be undervalued by the market, providing opportunities for investors.

More About the Fund	9

Mid-cap companies are often in the earlier phase of their life cycles, but are no longer considered new or emerging. By being more focused in their business activities, these companies may be more responsive and better able to adapt to the changing needs of their markets than large companies. Mid-cap companies also tend to have greater resources, and therefore represent less risk, than small companies. They are usually mature enough to have established organizational structures and the depth of management needed to expand their operations. In addition, they generally have sufficient financial resources and access to capital to finance their growth.

Thomas Rowe Price, Jr., pioneered the growth stock theory of investing over 70 years ago. It is based on the premise that inflation represents a more serious long-term threat to an investor’s portfolio than stock market fluctuations or recessions. Mr.  Price believed that when a company’s earnings grow faster than both inflation and the economy in general, the market will eventually reward its long-term earnings growth with a higher stock price. However, investors should be aware that, during periods of adverse economic and market conditions, stock prices may fall despite favorable earnings trends.

Growth investors look for companies with above-average earnings gains.

As with any mutual fund, there can be no guarantee the fund will achieve its objective. The fund’s share price may decline. Loss of money is a risk of investing in the fund. Some particular risks affecting the fund include the following:

As with all equity funds, this fund’s share price can fall because of weakness in the broad market, a particular industry, or specific holdings. The market as a whole can decline for many reasons, including adverse political or economic developments here or abroad, changes in investor psychology, or heavy institutional selling. The prospects for an industry or company may deteriorate because of a variety of factors, including disappointing earnings or changes in the competitive environment. In addition, our assessment of companies held by the fund may prove incorrect, resulting in losses or poor performance even in a rising market. Finally, the fund’s investment approach could fall out of favor with the investing public, resulting in lagging performance versus other types of stock funds.

The stocks of mid-cap companies entail greater risk and are usually more volatile than the shares of larger companies. In addition, growth stocks can be volatile for several reasons. Since growth companies usually reinvest a high proportion of earnings in their own businesses, their stocks may lack the dividends usually associated with value stocks that can cushion their decline in a falling market. Also, since investors buy these stocks for their expected superior earnings growth, earnings disappointments often result in sharp price declines.

Foreign stock holdings may lose value because of declining foreign currencies or adverse political or economic events overseas.

One of the principal tools used to try to reduce the fund’s overall risk level is our intensive research when evaluating a company’s prospects and selecting investments for the fund’s portfolio.

While most assets will be invested in common stocks, the fund may employ other strategies that are not considered part of the fund’s principal investment strategies. From time to time, the fund may invest in securities other than common stocks and use derivatives that are consistent with its investment program. For instance, the fund may invest, to a limited extent, in futures. Any investments in futures would typically serve as an efficient means of gaining exposure to certain markets, or as a tool to manage cash flows into and out of the fund and maintain liquidity while being invested in the market. To the extent the fund invests in futures, it could be exposed to potential volatility and losses greater than direct investments in the contract’s underlying assets.

The use of futures or other derivatives, if any, exposes the fund to risks that are different from, and potentially greater than, investments in more traditional securities. Changes in the value of a derivative may not properly correlate with changes in the value of the underlying asset, reference rate or index, and may not move in the direction anticipated by the portfolio manager. Derivatives can also be illiquid and difficult to value, the fund could be exposed to significant losses if a counterparty becomes insolvent or is unable to meet its obligations under the contract, and there is the possibility that limitations or trading restrictions may be imposed by an exchange or government regulation .

Recent legislation calls for a new regulatory framework for the derivatives markets. The extent and impact of new regulations are not yet known and may not be known for some time. New regulations may make the use of derivatives by funds more costly, may limit the availability of certain types of derivatives, and may otherwise adversely affect the value or performance of derivatives used by funds.

The Statement of Additional Information contains more detailed information about the fund and its investments, operations, and expenses.

Investment Policies and Practices

This section takes a detailed look at some of the types of fund securities and the various kinds of investment practices that may be used in day-to-day portfolio management. Fund investments are subject to further restrictions and risks described in the Statement of Additional Information.

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Shareholder approval is required to substantively change fund objectives. Shareholder approval is also required to change certain investment restrictions noted in the following section as “fundamental policies.” Portfolio managers also follow certain “operating policies” that can be changed without shareholder approval.  Shareholders will receive at least 60 days’ prior notice of a change in the policy requiring the fund to normally invest at least 80% of its net assets in mid-cap growth companies.

Fund holdings of certain kinds of investments cannot exceed maximum percentages of total assets, which are set forth in this prospectus. For instance, fund investments in certain derivatives are limited to 10% of total assets. While these restrictions provide a useful level of detail about fund investments, investors should not view them as an accurate gauge of the potential risk of such investments. For example, in a given period, a 5 % investment in derivatives could have significantly more of an impact on a fund’s share price than its weighting in the portfolio. The net effect of a particular investment depends on its volatility and the size of its overall return in relation to the performance of all other fund investments.

Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time a fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of a fund’s securities may change after they are purchased, and this may cause the amount of a fund’s assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction. If any of these changes occur, it would not be considered a violation of the investment restriction and will not require the sale of an investment if it was proper at the time it was made (this exception does not apply to a fund’s borrowing policy). However, purchases by a fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

Changes in fund holdings, fund performance, and the contribution of various investments are discussed in the shareholder reports .

Fund managers have considerable discretion in choosing investment strategies and selecting securities they believe will help achieve fund objectives.

Types of Portfolio Securities

In seeking to meet its investment objective, fund investments may be made in any type of security or instrument (including certain potentially high-risk derivatives described in this section) whose investment characteristics are consistent with its investment program. The following pages describe various types of fund securities and investment management practices.

Diversification   As a fundamental policy, the fund will not purchase a security if, as a result, with respect to 75% of its total assets, more than 5% of the fund’s total assets would be invested in securities of a single issuer or more than 10% of the outstanding voting securities of the issuer would be held by the fund.

Fund investments are primarily in common stocks and, to a lesser degree, other types of securities as described as follows.

Common and Preferred Stocks

Stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on income for dividend payments and on assets should the company be liquidated. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. Unlike common stock , preferred stock does not ordinarily carry voting rights. While most preferred stocks pay a dividend, a fund may decide to purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend.

Convertible Securities and Warrants

Investments may be made in debt or preferred equity securities convertible into, or exchangeable for, equity securities. Traditionally, convertible securities have paid dividends or interest at rates higher than common stocks but lower than nonconvertible securities. They generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, but to a lesser degree than common stock. Some convertible securities combine higher or lower current income with options and other features. Warrants are options to buy, directly from the issuer, a stated number of shares of common stock at a specified price anytime during the life of the warrants (generally, two or more years). Warrants can be highly volatile, have no voting rights, and pay no dividends.

Foreign Securities

Investments may be made in foreign securities. These include nondollar-denominated securities traded outside of the U.S. and dollar-denominated securities of foreign issuers traded in the U.S. Investing in foreign securities involves special risks that can increase the potential for losses. These include: exposure to potentially adverse local, political, and economic developments such as war, political instability, hyperinflation, currency devaluations, and overdependence on particular industries; government interference in markets such as nationalization and exchange controls, expropriation of assets, or imposition of punitive taxes; potentially lower liquidity and higher volatility; possible problems arising from accounting, disclosure, settlement, and regulatory practices and legal rights that differ from U.S. standards; and the chance that fluctuations in foreign exchange rates will decrease the investment’s value (favorable changes can increase its value). These risks are heightened for investments in emerging markets. The fund may purchase American Depositary Receipts and Global Depositary Receipts , which are certificates evidencing ownership of shares of a foreign issuer. American Depositary Receipts and Global Depositary Receipts trade on established markets and are alternatives to directly purchasing the underlying foreign securities in their local markets and currencies. Such investments are subject to many of the same risks associated with investing directly in foreign securities.

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Operating policy   Fund investments in foreign securities are limited to 25% of total assets. Subject to the overall limit on fund investments in foreign securities, there is no limit on the amount of foreign investments that may be made in emerging markets.

Futures and Options

Futures, a type of potentially high-risk derivative, are often used to manage or hedge risk because they enable the investor to buy or sell an asset in the future at an agreed-upon price. Options, another type of potentially high-risk derivative, give the investor the right (when the investor purchases the option), or the obligation (when the investor “writes” or sells the option), to buy or sell an asset at a predetermined price in the future. Futures and options contracts may be bought or sold for any number of reasons, including: to manage exposure to changes in securities prices, foreign currencies, and credit quality; as an efficient means of increasing or decreasing a fund’s exposure to a specific part or broad segment of the U.S. market or a foreign market; in an effort to enhance income; to protect the value of portfolio securities; and to serve as a cash management tool. Call or put options may be purchased or sold on securities, futures, and financial indices.

Futures contracts and options may not always be successful hedges; their prices can be highly volatile; using them could lower fund total return; and the potential loss from the use of futures can exceed a fund’s initial investment in such contracts.

Operating policies   Initial margin deposits on futures and premiums on options used for non-hedging purposes will not exceed 5% of net asset value. The total market value of securities covering call or put options may not exceed 25% of total assets. No more than 5% of total assets will be committed to premiums when purchasing call or put options.

Hybrid Instruments

These instruments (a type of potentially high-risk derivative) can combine the characteristics of securities, futures, and options. For example, the principal amount, redemption, or conversion terms of a security could be related to the market price of some commodity, currency, securities, or securities index. Such securities may or may not bear interest or pay dividends. Under certain conditions, the redemption value of a hybrid could be zero.

Hybrids can have volatile prices and limited liquidity, and their use may not be successful.

Operating policy   Fund investments in hybrid instruments are limited to 10% of total assets.

Investments in Other Investment Companies

A fund may invest in other investment companies, including open-end funds, closed-end funds, and exchange-traded funds .

A fund may purchase the securities of another investment company to temporarily gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class. The fund might also purchase shares of another investment company to gain exposure to the securities in the investment company’s portfolio at times when the fund may not be able to buy those securities directly. Any investment in another investment company would be consistent with the fund’s objective and investment program.

The risks of owning another investment company are generally similar to the risks of investing directly in the securities in which that investment company invests. However, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the fund’s performance. In addition, because closed-end funds and exchange-traded funds trade on a secondary market, their shares may trade at a premium or discount to the actual net asset value of their portfolio securities and their shares may have greater volatility because of the potential lack of liquidity .

As a shareholder of an investment company not sponsored by T.  Rowe Price, the fund must pay its pro-rata share of that investment company’s fees and expenses. The fund’s investments in non-T.  Rowe Price investment companies are subject to the limits that apply to investments in other funds under the Investment Company Act of 1940 or under any applicable exemptive order.

A fund may also invest in certain other T.  Rowe Price funds as a means of gaining efficient and cost-effective exposure to certain asset classes, provided the investment is consistent with the fund’s investment program and policies. Such an investment could allow the fund to obtain the benefits of a more diversified portfolio than might otherwise be available through direct investments in the asset class, and will subject the fund to the risks associated with the particular asset class. Examples of asset classes in which other T.  Rowe Price mutual funds concentrate their investments include high yield bonds, floating rate loans, international bonds, emerging market bonds, and emerging market stocks. If the fund invests in another T.  Rowe Price fund, the management fee paid by the fund will be reduced to ensure that the fund does not incur duplicate management fees as a result of its investment.

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Illiquid Securities

Some fund holdings may be considered illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold in the ordinary course of business within seven days at approximately the prices at which they are valued. The determination of liquidity involves a variety of factors. Illiquid securities may include private placements that are sold directly to a small number of investors, usually institutions. Unlike public offerings, such securities are not registered with the SEC . Although certain of these securities may be readily sold, for example under Rule 144A of the Securities Act of 1933, others may have resale restrictions and can be illiquid. The sale of illiquid securities may involve substantial delays and additional costs, and a fund may only be able to sell such securities at prices substantially less than what it believes they are worth.

Operating policy   Fund investments in illiquid securities are limited to 15% of net assets.

Types of Investment Management Practices

Reserve Position

A certain portion of fund assets will be held in reserves. Fund reserve positions can consist of: 1 ) shares of one or both of the T. Rowe Price internal money funds; 2 ) short-term, high-quality U.S. and foreign dollar-denominated money market securities, including repurchase agreements; and 3 ) U.S. dollar or non-U.S. dollar currencies. For temporary, defensive purposes, there is no limit on a fund’s holdings in reserves. If a fund has significant holdings in reserves, it could compromise the fund’s ability to achieve its objectives. The reserve position provides flexibility in meeting redemptions, paying expenses, and in the timing of new investments and can serve as a short-term defense during periods of unusual market volatility. Non-U.S. dollar reserves are subject to currency risk.

Managing Foreign Currency Risk

Investors in foreign securities may attempt to hedge their exposure to potentially unfavorable currency changes. The primary means of doing this is through the use of forward currency contracts, which are contracts between two counterparties to exchange one currency for another on some future date at a specified exchange rate. However, futures, swaps, and options on foreign currencies may also be used. In certain circumstances, a different currency may be substituted for the currency in which the investment is denominated, a strategy known as proxy hedging. If a fund were to engage in any of these foreign currency transactions, it would be primarily to protect its foreign securities from adverse currency movements relative to the U.S. dollar. Such transactions involve, among other risks, the risk that anticipated currency movements will not occur, which could reduce fund total return. There are certain markets, including many emerging markets, where it is not possible to engage in effective foreign currency hedging.

Borrowing Money and Transferring Assets

A fund may borrow from banks , other persons, and other T. Rowe Price funds for temporary emergency purposes to facilitate redemption requests, or for other purposes consistent with fund policies as set forth in this prospectus. Such borrowings may be collateralized with fund assets, subject to restrictions.

Fundamental policy   Borrowings may not exceed 33 1/3% of total assets.

Operating policy   A fund will not transfer portfolio securities as collateral except as necessary in connection with permissible borrowings or investments, and then such transfers may not exceed 33 1/3% of total assets. A fund will not purchase additional securities when borrowings exceed 5% of total assets.

Lending of Portfolio Securities

A fund may lend its securities to broker-dealers, other institutions, or other persons to earn additional income. Risks include the potential insolvency of the broker-dealer or other borrower that could result in delays in recovering securities and capital losses. Additionally, losses could result from the reinvestment of collateral received on loaned securities in investments that default or do not perform as well as expected.

Fundamental policy   The value of loaned securities may not exceed 33 1/3% of total assets.

Portfolio Turnover

Turnover is an indication of frequency of trading. A fund will not generally trade in securities for short-term profits, but, when circumstances warrant, securities may be purchased and sold without regard to the length of time held. Each time a fund purchases or sells a security, it incurs a cost. This cost is reflected in its net asset value but not in its operating expenses. The higher the turnover rate, the higher the transaction costs and the greater the impact on a fund’s total return. Higher turnover can also increase the possibility of taxable capital gain distributions. The fund’s portfolio turnover rates are shown in the Financial Highlights table.

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  Disclosure of Fund Portfolio Information

Each T. Rowe Price fund’s portfolio holdings are disclosed on a regular basis in its semiannual and annual shareholder reports , and on Form N-Q, which is filed with the SEC within 60 days of the fund’s first and third fiscal quarter-end. The money funds file detailed month-end portfolio holdings information with the SEC each month. Such information will be made available to the public 60 days after the end of the month to which the information pertains. In addition, the funds disclose their calendar quarter-end portfolio holdings on troweprice.com 15 calendar days after each quarter. Under certain conditions, up to 5% of a fund’s holdings may be included in this portfolio list without being individually identified. Generally, securities would not be individually identified if they are being actively bought or sold and it is determined that the quarter-end disclosure of the holding could be harmful to the fund. A security will not be excluded for these purposes from a fund’s quarter-end holdings disclosure for more than one year. Money funds also disclose their month-end portfolio holdings on troweprice.com five business days after each month. The quarter-end portfolio holdings will remain on the website for one year and the month-end money fund portfolio holdings will remain on the website for six months. Each fund also discloses its 10 largest holdings on troweprice.com on the seventh business day after each month-end. These holdings are listed in alphabetical order along with the aggregate percentage of the fund’s total assets that these 10 holdings represent. Each monthly top 10 list will remain on the website for six months. A description of T. Rowe Price’s policies and procedures with respect to the disclosure of portfolio information is in the Statement of Additional Information.

  Financial Highlights

The Financial Highlights table, which provides information about the fund’s financial history, is based on a single share outstanding throughout the periods shown. The table is part of the fund’s financial statements, which are included in its annual report and are incorporated by reference into the Statement of Additional Information (available upon request). The total returns in the table represent the rate that an investor would have earned or lost on an investment in the fund (assuming reinvestment of all dividends and distributions and no payment of any applicable account or redemption fees). The financial statements in the annual report were audited by the fund’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

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Financial Highlights

	Year ended December 31
	2006 *	2007 *	2008 *	2009 *	2010 *
Net asset value, beginning of period	$25.32	$23.64	$24.76	$13.69	$19.88
Income From Investment Operations
Net investment income	(0.08)	(0.06)	(0.12)	(0.09)	(0.09)
Net gains or losses on securities (both realized and unrealized)	1.70	4.12	(9.78)	6.30	5.61
Total from investment operations	1.62	4.06	(9.90)	6.21	5.52
Less Distributions
Dividends (from net investment income)	—	—	—	—	—
Distributions (from capital gains)	(3.30)	(2.94)	(1.17)	(0.02)	(1.30)
Returns of capital	—	—	—	—	—
Total distributions	(3.30)	(2.94)	(1.17)	(0.02)	(1.30)
Net asset value, end of period	$23.64	$24.76	$13.69	$19.88	$24.10
Total return	6.38%	17.22%	(39.94)%	45.37%	27.78%
Ratios/Supplemental Data
Net assets, end of period (in thousands)	$59,223	$69,496	$35,868	$48,538	$54,035
Ratio of expenses to average net assets	1.10%	1.10%	1.10%	1.10%	1.10%
Ratio of net income to average net assets	(0.31)%	(0.24)%	(0.58)%	(0.53)%	(0.43)%
Portfolio turnover rate	34.2%	33.7%	30.4%	35.6%	29.5%

*  Per share amounts calculated using average shares outstanding method.

A Statement of Additional Information for the T. Rowe Price family of funds has been filed with the Securities and Exchange Commission and is incorporated by reference into this prospectus. Further information about fund investments, including a review of market conditions and the manager’s recent investment strategies and their impact on performance, is available in the annual and semiannual shareholder reports. To obtain free copies of any of these documents, or for shareholder inquiries, contact your insurance company. Certain documents and updated performance information are available through troweprice.com.

Fund information and Statements of Additional Information are also available from the Public Reference Room of the Securities and Exchange Commission. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at
 1-202-551-8090. Fund reports and other fund information are available on the EDGAR Database on the Securities and Exchange Commission’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at
 publicinfo@sec.gov, or by writing the Public Reference Room, Washington, D.C. 20549-1520.

1940 Act File No. 811-07143 E355-040 5/1/11

T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202